Exhibit 99.9

LETTER OF CONSENT
Gordon Skrecky, P. Eng.
Chief Mine Geologist, Kemess Mine
Northgate Minerals Corporation

I consent to the inclusion in this annual report on Form 40-F of Northgate Minerals Corporation (the "Corporation") dated March 30, 2010 (including all exhibits, the "Annual Report") which is being filed with the United States Securities and Exchange Commission, of references to my name and to the use of the "Technical Report on the December 31, 2007 Reserves for the Kemess South Mine" dated May 16, 2008 (the "Technical Report") and the inclusion of the Reserve and Resource Statement (" the Reserve and Resource Statement") prepared as of Dec 31, 2009 in the Annual Report.

I also consent to the incorporation of the references to my name and the use of the Technical Report in the Annual Information Form of the Corporation, which is included in the Annual Report.

March 30, 2010

By: /s/ Gordon Skrecky
Gordon Skrecky, P. Eng.
Chief Mine Geologist,
Kemess Mine
Northgate Minerals Corporation